RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-203433

Pricing Supplement Dated October 23, 2015 To the Product Prospectus Supplement Dated June 3, 2015, Prospectus Supplement Dated April 30, 2015, and Prospectus Dated April 30, 2015	$1,000,000 Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc Royal Bank of Canada

Royal Bank of Canada is offering Autocallable Reverse Convertible Notes linked to the ordinary shares of Allergan plc (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.
The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated April 30, 2015, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated June 3, 2015, and “Selected Risk Considerations” beginning on page P7 of this pricing supplement.
The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	October 23, 2015	Principal Amount:	$1,000 per RevCons
Issue Date:	October 30, 2015	Maturity Date:	October 31, 2016
Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Automatic Call:
The Notes will be automatically called if the closing price of the Reference Stock on a monthly Observation Date (beginning six months after the pricing date) is greater than or equal to the Initial Stock Price.  The Call Price will be 100% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable Call Settlement Date.

Initial Stock Price:	$253.04, which was the closing price of the Reference Stock on October 22, 2015.
Payment at Maturity (if held to maturity):
For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless:
(i)         the Final Stock Price is less than the Initial Stock Price; and
(ii)       at any time on any trading day during the Monitoring Period, the intra-day price of the Reference Stock is less than the Barrier Price.
If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, a cash amount reflecting the percentage decrease from the Initial Stock Price to the final Stock Price.
Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.
Reference Stock	Annual Coupon Rate	Initial Stock Price	Barrier Price	Term (Mo)	Cusip	Estimated Initial Value(1)	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
Allergan plc (AGN)	11.80%	$253.04	$151.82 (which is 60% of the Initial Stock Price)*	12	78012KHZ3	$985.37	$1,000,000.00	100%	$15,000.00 1.5%	$985,000.00 98.5%
(1) The initial estimated value of the Notes (per $1,000 in principal amount) as of the Pricing Date is set forth in the table above, and is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below. See also “Supplemental Plan of Distribution (Conflicts of Interest)” below.
* Rounded to two decimal points.

RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:
This pricing supplement relates to an offering of Autocallable Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the ordinary shares of Allergan plc (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Medium-Term Notes, Series G
Pricing Date:	October 23, 2015
Issue Date:	October 30, 2015
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Coupon Payment:	Each coupon will be paid in equal monthly payments (30/360), unless the Notes are previously called.
Coupon Payment Date(s):
December 1, 2015, December 31, 2015, February 1, 2016, March 1, 2016, March 31, 2016, May 2, 2016, May 31, 2016, June 30, 2016, August 1, 2016, August 30, 2016, September 30, 2016, and the Maturity Date.

Automatic Call:
The Notes will be automatically called if the closing price of the Reference Stock on an Observation Date (beginning six months after the pricing date) is greater than or equal to the Initial Stock Price.

Payment if Called:
If the Notes are called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the applicable Call Settlement Date.

Observation Dates:	April 25, 2016, May 23, 2016, June 23, 2016, July 25, 2016, August 23, 2016 and September 23, 2016.
Call Settlement Dates:	The Coupon Payment Date following the applicable Observation Date.
Valuation Date:	October 24, 2016
Maturity Date:	October 31, 2016, unless previously called.
Reference Stock:	The ordinary shares of Allergan plc, which trade on the New York Stock Exchange under the symbol “AGN.”
Term:	Twelve (12) months.
Initial Stock Price:	$253.04, which was the closing price of the Reference Stock on October 22, 2015.

P2	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:
(i)             the Final Stock Price is less than the Initial Stock Price; and
(ii)           at any time on any trading day during the Monitoring Period, the intra-day trading price of the Reference Stock is less than the Barrier Price.
If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the Redemption Amount.
Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Redemption Amount:	$1,000 multiplied by the Percentage Change.
Percentage Change:	The Final Stock Price minus the Initial Stock Price, divided by the Initial Stock Price.
Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.
Monitoring Method:	Intra-Day Monitoring.
Physical Delivery Amount:	Not Applicable. All payments on the Notes will be made in cash.
Calculation Agent:	RBC Capital Markets, LLC
Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.
We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Listing:	None
Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P3	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement dated June 3, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated June 3, 2015, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm
Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm
Product Prospectus Supplement dated June 3, 2015:
https://www.sec.gov/Archives/edgar/data/1000275/000121465915004583/l63151424b5.htm
Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P4	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.
The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming a hypothetical Initial Stock Price of $100.00, a hypothetical Barrier Price of $60.00 (60.00% of the hypothetical Initial Stock Price) and an initial investment of $1,000, and assuming the notes are not called.  Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not trade below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does trade below the Barrier Price during the Monitoring Period. If the notes are redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.
Hypothetical Final Stock Price	If the market price of the Reference Stock does not trade below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the market price of the Reference Stock trades below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount
$130.00	100.00%	100.00%
$120.00	100.00%	100.00%
$110.00	100.00%	100.00%
$100.00	100.00%	100.00%
$80.00	100.00%	80.00%
$60.00	100.00%	60.00%
$59.99	n/a	59.99%
$50.00	n/a	50.00%
$40.00	n/a	40.00%
$25.00	n/a	25.00%
$10.00	n/a	10.00%
$0	n/a	0.00%

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should

P5	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.
Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

P6	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the Pricing Date and the Valuation Date. If the Reference Stock trades at a price at any time during any trading day in the Monitoring Period that the Calculation Agent determines to be less than the Barrier Price, the benefit provided by the Barrier Price will terminate. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to Early Redemption — The Notes may be automatically called on each of the Observation Dates set forth above. If the Notes are called, then, on the Call Settlement Date, for each $1,000 in principal amount you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date. You will not receive any interest payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	The Payments on the Notes Are Limited — The payments on the Notes will be limited to the Coupon Payments. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Stock or in a security directly linked to the positive performance of the Reference Stock.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the payments due on the Notes is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the value of the Reference Stock increases after the Pricing Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	You Will Not Have Any Rights to the Reference Stock — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Stock would have.

P7	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
•	The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value for the Notes set forth of this supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.
•	Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

P8	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
U.S. FEDERAL TAX INFORMATION
0.50% of each stated interest payment (11.80% in total) on the RevCons will be treated as an interest payment and 11.30% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated June 3, 2015 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes, and is supplemented by the following disclosure:
Recently finalized U.S. Treasury Department regulations provide that withholding on “dividend equivalent” payments (as discussed in the product prospectus supplement), if any, will not apply to Notes issued before January 1, 2016.
The U.S. Treasury Department and the IRS have announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the product prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.
INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
Allergan plc
Allergan plc manufactures specialty pharmaceuticals. The company develops, manufactures, and distributes generic, brand and over-the-counter products. Its ordinary shares trade on the New York Stock Exchange under the symbol “AGN.”

P9	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
HISTORICAL INFORMATION
The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four quarters of 2012, 2013 and 2014, the first three quarters of 2015, and for the period from October 1, 2015 to October 23, 2015.
We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

P10	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2012	3/30/2012	67.50	55.00	67.06
4/1/2012	6/29/2012	77.69	65.70	73.99
7/1/2012	9/28/2012	86.04	73.64	85.16
10/1/2012	12/31/2012	91.27	81.73	86.00

1/1/2013	3/28/2013	92.36	82.02	92.11
4/1/2013	6/28/2013	132.94	91.88	126.22
7/1/2013	9/30/2013	145.50	121.13	144.00
10/1/2013	12/31/2013	168.35	136.54	168.00

1/1/2014	3/31/2014	230.57	166.46	205.85
4/1/2014	6/30/2014	226.23	184.94	223.05
7/1/2014	9/11/2014	249.73	202.00	241.28
10/1/2014	12/31/2014	272.75	208.86	257.41
1/1/2015	3/31/2015	317.72	253.00	297.62
4/1/2015	6/30/2015	314.99	279.80	303.46
7/1/2015	9/30/2015	340.33	245.38	271.81
10/1/2015	10/23/2015	289.50	238.00	268.55
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P11	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on October 30, 2015, which is the fifth (5th) business day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. See “Plan of Distribution” in the prospectus.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.
STRUCTURING THE NOTES
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of the prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P12	RBC Capital Markets, LLC

Autocallable Reverse Convertible Notes Linked to the Ordinary Shares of Allergan plc
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 30, 2015, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on April 30, 2015.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 30, 2015, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated April 30, 2015

P13	RBC Capital Markets, LLC